Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, Georgia 30328
February 24, 2010

Securities and Exchange Commission	BY FACSIMILE AND EDGAR
100 F. Street N.E.
Washington, DC 20549
Re:	Ebix, Inc. Registration Statement on Form S-3, Amendment No. 1 File No. 333-163459
Attn:	Barbara C. Jacobs Assistant Director Division of Corporation Finance
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ebix, Inc. (the “Company”), with respect to the above-referenced registration statement (“Registration Statement”), that the effective date for the Registration Statement be accelerated so that it be declared effective at 5:00 p.m. on Friday, February 26, 2010, or as soon thereafter as possible.

Sincerely,
/s/ Robin Raina
Robin Raina
President and Chief Executive Officer

cc:	Stephani Bouvet Division of Corporation Finance